SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                 CRW FINANCIAL, INC.
                                  (Name of Issuer)


                       Common Stock, par value $0.01 per share
                           (Title of Class of Securities)


                                      126276104
                                   (CUSIP Number)


                                   Daniel R. Tisch
                                   WTG & CO., L.P.
                                   500 Park Avenue
                              New York, New York 10022
                                   (212) 935-7640
                    (Name, address and telephone number of person
                  authorized to receive notices and communications)


                                    May 11, 1995
               (Date of event which requires filing of this statement)
         ______________________________________________________________
         ______________________________________________________________

             If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

             Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule.)






         CUSIP No. 126276104         13D            Page 2 of 13 Pages
         _____________________________________________________________
         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   WTG & Co., L.P.

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only


         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                   61,380 Shares
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                    61,380 Shares

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              61,380 Shares

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              7.0%

         14.  Type of Reporting Person

              PN

         CUSIP No. 126276104         13D            Page 3 of 13 Pages
         _____________________________________________________________
         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   D. Tisch & Co., Inc.

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only

         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                     61,380 Shares
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                      61,380 Shares

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              61,380 Shares

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              7.0%

         14.  Type of Reporting Person

              CO

         CUSIP No. 126276104         13D            Page 4 of 13 Pages
         _____________________________________________________________
         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Daniel R. Tisch

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only


         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                    61,380 Shares
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                     61,380 Shares

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              61,380 Shares

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              7.0%

         14.  Type of Reporting Person

              IN

         Item 1.  Security and Issuer.


                   This statement relates to the Common Stock, par

         value $0.01 per share (the "Shares"), issued by CRW

         Financial, Inc., a Delaware corporation (the "Company"),

         whose principal executive offices are at 443 South Gulph

         Road, King of Prussia, Pennsylvania 19406.



         Item 2.   Identity and Background.


                   (a)  This statement is filed by (i) WTG & Co.,

         L.P., a Delaware limited partnership ("WTG"), with respect to the Shares owned by Mentor Partners, L.P., a Delaware limited partnership ("Mentor"), of which WTG is the general partner,

         and (ii) D. Tisch & Co., Inc., a Delaware corporation ("D.

         Tisch & Co."), which is the general partner of WTG, with

         respect to all of the Shares beneficially owned by WTG, and

         (iii) Daniel R. Tisch, the sole stockholder of D. Tisch &

         Co., with respect to all of the Shares beneficially owned by

         WTG.  WTG, D. Tisch and Co. and Daniel R. Tisch are col-

         lectively referred to herein as the "Reporting Persons."


                        The Reporting Persons do not admit that they

         constitute a group.


                   (b)  The address of the principal business offices

         of each of the Reporting Persons is 500 Park Avenue, New

         York, New York 10022.




                              (Page 5 of 13 Pages)






                   (c)  The principal business of WTG is serving as

         the general partner of Mentor (whose principal business is investment in securities, primarily in connection with

         "merger" (or "risk") arbitrage and, to a lesser extent,

         classic arbitrage, including convertible securities

         arbitrage).  The sole business of D. Tisch & Co. is serving as the general partner of WTG, and other than such service,

         D. Tisch & Co. has no investment or operating history of any kind.  The principal business of Daniel R. Tisch is serving as President of D. Tisch & Co.


                   (d) None of the persons referred to in paragraph

         (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or

         similar misdemeanors).


                   (e)   None of the persons referred to in paragraph

         (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of

         competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                   (f)  Daniel R. Tisch, President and sole Director

         of D. Tisch & Co., is a United States citizen.  D. Tisch &


                              (Page 6 of 13 Pages)





         Co. is a Delaware corporation.  WTG is a Delaware limited

         partnership.



         Item 3.   Source and Amount of Funds or Other Consideration.


                   According to a press release issued by Casino &

         Credit Services, Inc. ("CCS") and dated May 11, 1995, the

         distribution by CCS of Shares (the "Distribution") to holders of shares of the Common Stock, par value $0.001 per share, of

         CCS (the "CCS Common Stock") was completed on May 11, 1995.

         Pursuant to the Distribution, the 306,900 shares of CCS

         Common Stock, that Mentor owned immediately prior to the

         effective date of the Distribution entitled Mentor to receive

         61,380 Shares.  All of the CCS Common Stock purchased by

         Mentor and the Shares acquired by Mentor pursuant to the

         Distribution have been acquired in the ordinary course of

         Mentor's business.



         Item 4.  Purpose of Transaction.


                   The purpose of the acquisition of Shares is for

         investment.  Mentor may make further purchases of the Shares from time to time and may dispose of any or all of the Shares held by it at any time.  None of the Reporting Persons has any present plans or intentions which relate to, or could

         result in, any of the matters referred to in paragraphs (b)

         through (j), inclusive, of Item 4 of Schedule 13D.  Such


                              (Page 7 of 13 Pages)





         entities and persons may, at any time and from time to time,

         review or reconsider their position with respect to the

         Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.



         Item 5.  Interest in Securities of the Issuer.


                   (a)  As of the date hereof, Mentor beneficially

         owns an aggregate of 61,380 Shares (or approximately 7.0% of the Shares outstanding based on information contained in the

         Company's Form S-1 Registration Statement dated April 10,

         1995 and filed with the Securities and Exchange Commission).


                        None of WTG, D. Tisch & Co. nor Daniel R.

         Tisch own directly any of the Shares.  By reason of the pro-

         visions of Rule 13d-3 under the Securities Exchange Act of

         1934, as amended (the "Act"), each of such persons may be

         deemed to own beneficially the Shares beneficially owned by

         WTG.


                        Except as set forth herein, none of the

         Reporting Persons beneficially owns any of the Shares.


                   (b)  WTG, by virtue of its power as the general

         partner of Mentor, has the power to vote and to dispose of the Shares owned by Mentor.  By virtue of D. Tisch & Co.'s power as general partner of WTG, and by virtue of Daniel R.

         Tisch's power as President of D. Tisch & Co., Daniel R. Tisch


                              (Page 8 of 13 Pages)





         and D. Tisch & Co. may be deemed to share dispositive and

         voting power over all securities beneficially owned by WTG,

         to the extent that WTG has such dispositive or voting power.


                   (c)  Except as set forth under Item 3 hereto, no

         transactions in the Shares have been effected during the past sixty days by any of the Reporting Persons.


                   (d)  No person other than each respective

         beneficial owner referred to herein is known to have the

         right to receive or the power to direct the receipt of

         dividends from or the proceeds of sale of the Shares.


                   (e)  Not applicable.



         Item 6.   Contracts, Arrangements, Understandings or
                   Relationships with Respect to
                   Securities of the Issuer.


                   Except as described above, there are no contracts,

         arrangements, understandings or relationships (legal or

         otherwise) among the persons named in Item 2 hereof or be-

         tween such persons and any other person with respect to any securities of the Company, including but not limited to

         transfer or voting of any of the securities, finder's fees,

         joint ventures, loan or option arrangements, puts or calls,

         guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.




                              (Page 9 of 13 Pages)





         Item 7.   Material to be Filed as Exhibits.


                   A written agreement relating to the filing of joint

         acquisition statements as required by Rule 13d-l(f)(1) under the Act is filed herewith as Exhibit 1.













































                             (Page 10 of 13 Pages)






                                   SIGNATURES


                   After reasonable inquiry and to the best of our

         knowledge and belief, the undersigned certify that the

         information set forth in this statement is true, complete and correct.


         Dated:  May 17, 1995
                                      WTG & CO., L.P.


                                      By:/s/ Daniel R. Tisch
                                         Daniel R. Tisch
                                         Managing Director



                                      D. TISCH & CO., INC.


                                      By:/s/ Daniel R. Tisch
                                         Daniel R. Tisch
                                         President



                                      /s/ Daniel R. Tisch
                                      Daniel R. Tisch



















                             (Page 11 of 13 Pages)







                                 EXHIBIT INDEX
                                 -------------


         Exhibit 1 -- Joint Acquisition Statement Pursuant to Rule
                      13d-1(f)(1).













































                             (Page 12 of 13 Pages)